Exhibit 99.1

Enerplus Announces Sale of Non-Operated North Dakota Assets and Increased Drilling Inventory at Fort Berthold

CALGARY, Dec. 12, 2016 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) announces that its wholly-owned subsidiary, Enerplus Resources (USA) Corporation, has entered into a definitive agreement to sell non-operated assets in North Dakota (the "Assets") for total cash consideration of US$292 million (approximately C$385 million), subject to estimated cash tax of US$12 million and customary closing adjustments. The divestment includes approximately 5,800 net acres primarily located on the Fort Berthold Indian Reservation with an average working interest per drilling spacing unit of 8%. Production from the Assets averaged approximately 5,000 BOE per day (approximately 4,000 BOE per day net of royalties) during the third quarter of 2016.

The Assets comprise approximately 8% of the Company's existing net acreage in North Dakota. Upon closing of the divestment, Enerplus will hold an operated position in North Dakota of approximately 65,500 net acres. Production from Enerplus' operated North Dakota assets averaged 23,700 BOE per day (90% liquids) in the third quarter of 2016.

"We have established a position as one of the leading operators in the Williston Basin. This divestment of our non-operated, low-working interest acreage is highly accretive and will further improve our focus on our operated core acreage position allowing us to more efficiently allocate capital to the play," commented Ian C. Dundas, President & CEO. "This transaction also highlights our significant running room in the core of the Williston Basin where our operated acreage has, on average, approximately half the drilled well density of the divested acreage."

Mr. Dundas added, "The proceeds from this sale will provide additional financial flexibility and a source of funding for the acceleration of activity at our operated Fort Berthold acreage over the coming years."

Evercore and RBC Richardson Barr are acting as financial advisors to Enerplus on this transaction.

Enerplus expects to provide updated 2017 capital plans and guidance in early 2017.

Increased Drilling Inventory at Fort Berthold

As part of Enerplus' ongoing development optimization at Fort Berthold, the Company continues to progress its evaluation of well density. Based on analysis of Enerplus' higher density units and data from other operators in the basin, Enerplus believes there is strong technical and economic justification to support a higher recovery factor assumption and higher well density than the Company's previous development plan.

Enerplus is now planning for higher density in the Middle Bakken zone, increasing to six wells per drilling spacing unit, compared to four wells previously. At this time, Enerplus has not changed its planning assumptions for well density in the Three Forks' zones. Overall, this results in an average density of approximately ten wells per drilling spacing unit leading to an estimated 550 gross remaining drilling locations (465 net). This increase in gross operated inventory represents growth of nearly 40% from previous estimates. Enerplus' 550 gross remaining drilling locations were comprised of 92 proved plus probable undeveloped reserves locations, 155 development pending best estimate contingent resources locations, and 303 unbooked future locations at year-end 2015. Enerplus expects to have drilled 20 gross locations in 2016. The remaining 530 gross locations represent approximately 16 years of drilling inventory under a two rig program.

In connection with the ongoing down-spacing analysis, Enerplus is continuing to modify its completion design in order to optimize capital efficiencies and individual well recoveries while maximizing economic returns and recoverable resources per drilling spacing unit.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, committed to creating value for its shareholders through a disciplined capital investment strategy.

BARRELS OF OIL EQUIVALENT

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

PRESENTATION OF PRODUCTION INFORMATION

U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol, production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with our Canadian peer companies, the information contained within this news release presents our production and BOE measures on a "company interest" basis (before deduction of Crown and other royalties, plus Enerplus' royalty interest), unless otherwise specified.

DRILLING INVENTORY

Drilling locations associated with proved plus probable undeveloped reserves have been evaluated by Enerplus' independent qualified reserves evaluators in accordance with the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook").

Drilling locations associated with unrisked "best estimate" economic contingent resources in "development pending" project maturity sub-class have been evaluated by internal qualified reserves evaluators and audited by Enerplus' independent qualified reserves evaluators in accordance with the COGE Handbook.

Unbooked future drilling locations are not associated with any reserves or contingent resources of Enerplus, and have been identified by internal qualified reserves evaluators.

FORWARD-LOOKING INFORMATION AND STATEMENTS

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "anticipates", "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, Enerplus' development plan, well inventory and production in North Dakota, and the proposed sale of non-operated North Dakota assets, including anticipated proceeds therefrom and production therewith, and expected closing thereof. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, Enerplus' failure to complete the proposed asset disposition, on the terms and within the timeframe described herein or at all, and those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 12-DEC-16